SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 19)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

Paul T. Cappuccio, Esq. Executive Vice President and General Counsel Time Warner Inc. One Time Warner Center New York, New York 10019 (212) 484-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2016
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G20045202			Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,099,454 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,099,454 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,099,454 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. G20045202			Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,099,454 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,099,454 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,099,454 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

SCHEDULE 13D
CUSIP No. G20045202			Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
74,099,454 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
74,099,454 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,099,454 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (See Item 5)

14	TYPE OF REPORTING PERSON
OO (See Item 2)

Item 1. Security and Issuer
This Amendment No. 19 to Schedule 13D ("Amendment No. 19") amends the Schedule 13D originally filed on April 1, 2009 (the "Original 13D"), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D and on November 17, 2015 by Amendment No. 18 to Schedule 13D (the Original 13D as so amended, the "Schedule 13D"), filed by Time Warner Inc., a Delaware corporation ("Time Warner"), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner ("TW Media"), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media ("TW Holdings B.V." and, together with Time Warner and TW Media, the "Reporting Persons").  This Amendment No. 19 relates to the Class A Common Stock, par value $0.08 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd., a Bermuda company (the "Issuer") with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Except as specifically amended by this Amendment No. 19, items in the Schedule 13D remain unchanged.

Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:
(a) As of the close of business on February 22, 2016, the Reporting Persons beneficially owned 74,099,454 shares of Class A Common Stock (consisting of (x) 61,407,775 shares of Class A Common Stock and (y) 12,691,679 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold)), representing approximately 49.9% of the outstanding shares of CME Common Stock. The percentage of beneficial ownership has been determined based on (i) the 135,804,221 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, both as of December 31, 2015, as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2015 filed by the Issuer on February 22, 2016, plus (ii) the 12,691,679 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold).
None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.
(b) As of the close of business on February 22, 2016, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 74,099,454 shares of Class A Common Stock.
(c) Except as described in Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

Time Warner has agreed to assist the Issuer with (i) the redemption of the Issuer's 2017 PIK Notes and (ii) the repayment of the outstanding principal amount of the loan (the "Time Warner Term Loan"), and accrued and unpaid interest thereon, under the Amended and Restated Term Loan Agreement.  Time Warner and the Issuer, pursuant to separate guarantees, have agreed to guarantee the obligations of the Issuer's wholly owned subsidiary CME Media Enterprises B.V. ("CME BV") under a new bank credit facility in order to enable the Issuer to redeem the 2017 PIK Notes and repay the Time Warner Term Loan.  Historic TW Inc., a subsidiary of Time Warner ("Historic TW"), will guarantee Time Warner's obligations under its guarantee.  In addition, Home Box Office, Inc. ("HBO") and Turner Broadcasting System, Inc. ("Turner"), each a subsidiary of Time Warner, will guarantee Historic TW's obligations under its guarantee. In connection with these transactions, Time Warner and the Issuer also have (i) entered into a new 2016 Third Party Credit Agreement (as defined below), (ii) amended the credit agreement, dated November 14, 2014, as amended by the first amendment, dated as of March 9, 2015 (the "2014 Third Party Credit Agreement"), among the Issuer, as borrower, Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent to, among other things, extend the maturity date and have CME BV guarantee the Issuer's obligations under the 2014 Third Party Credit Agreement (and under the unsecured interest rate hedge arrangements entered into by the Issuer to protect the Issuer from changes in EURIBOR during the term of the 2014 Term Loan with respect to 100% of the principal amount of the 2014 Term Loan), (iii) amended the 2015 Third Party Credit Agreement to, among other things, have CME BV guarantee the Issuer's obligations under the 2015 Third Party Credit Agreement (and under the 2015 Hedges), (iv) amended and restated the Revolving Loan Facility Credit Agreement to, among other things, extend the maturity date from December 1, 2017 to the 2016 Maturity Date (as defined below), and decrease the Time Warner commitment during the extended period, (v) amended and restated the Reimbursement Agreement and (vi) amended and restated the intercreditor agreement.

Redemption of the 2017 PIK Notes and Repayment of the Time Warner Term Loan

2016 Third Party Credit Agreement

On February 19, 2016, the Issuer entered into a credit agreement (the "2016 Third Party Credit Agreement"), as guarantor, for a senior unsecured term loan that matures on February 19, 2021 (the "2016 Maturity Date") in the aggregate principal amount of €468.8 million (the "2016 Term Loan") with CME BV, as borrower, Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent.  The Issuer has guaranteed, on an unconditional unsecured basis, CME BV's obligations under the 2016 Third Party Credit Agreement.  In addition, Time Warner has guaranteed, on an unconditional unsecured basis, CME BV's obligations under the 2016 Third Party Credit Agreement (the "2016 Guarantee").  Historic TW has guaranteed, on an unconditional unsecured basis, Time Warner's obligations under the 2016 Guarantee.  In addition, HBO and Turner have guaranteed, on an unconditional unsecured basis, Historic TW's obligations under its guarantee   The 2016 Term Loan will be made in April 2016 and bear interest at three month EURIBOR (fixed pursuant to the 2016 Hedges (as defined below)) plus a margin between 1.07% and 1.90% based on the credit rating for Time Warner's senior unsecured long-term debt.  In April 2016, CME BV will use the proceeds to enable the Issuer to (i) redeem and discharge the 2017 PIK Notes and (ii) repay the outstanding principal amount (including paid in kind interest) of all loans and accrued and unpaid interest under the Time Warner Term Loan. Voluntary prepayments of the 2016 Term Loan are not permitted prior to February 19, 2020 except as permitted or required under the Amended and Restated Reimbursement Agreement (as described below).  No mandatory prepayments are required except as required under the Amended and Restated Reimbursement Agreement, and if an event of default under the 2016 Third Party Credit Agreement or the Amended and Restated Reimbursement Agreement occurs, Time Warner or one of its affiliates will have the option to purchase all outstanding loan amounts under the 2016 Term Loan.  In exchange for providing the 2016 Guarantee, Time Warner will receive a guarantee fee to be paid by CME BV semi-annually in an amount equal to (i) a rate per annum equal to (x) a percentage, which is initially 10.5%,  based on the Issuer's net leverage from time to time, which percentage will increase to 13.0% following a Change of Control (as defined below) of the Issuer) minus (y) the interest rate under the 2016 Term Loan, multiplied by (ii) the principal amount of the 2016 Term Loan outstanding during such period.  CME BV must pay a portion of the guarantee fee in cash and may, at the election of CME BV, pay the remainder in cash or in kind.  Any amounts not paid in cash when due will bear interest at the guarantee fee rate, which interest will also accrue (and, if paid in kind, compound) semi-annually and be paid by CME BV partly in cash and, at the election of CME BV, the remainder in cash or in kind.  The guarantee fee will be payable in full on the maturity date (whether at stated maturity, by acceleration or otherwise) of the 2016 Term Loan.
2016 Financing Hedge

In connection with the 2016 Third Party Credit Agreement, CME BV will enter into unsecured interest rate hedge arrangements (the "2016 Hedges") to protect CME BV from changes in EURIBOR during the term of the 2016 Term Loan with respect to 100% of the principal amount of the 2016 Term Loan.  Time Warner will guarantee, on an unconditional unsecured basis, CME BV's obligations under the 2016 Hedges (the "2016 Hedge Guarantee"), and Historic TW will guarantee, on an unconditional unsecured basis, Time Warner's obligations under the 2016 Hedge Guarantee.  In addition, HBO and Turner will guarantee, on an unconditional unsecured basis, Historic TW's obligations under its guarantee.

Amendments to the 2014 Third Party Credit Agreement and 2015 Third Party Credit Agreement

Second Amendment to 2014 Third Party Credit Agreement

On February 19, 2016, the Issuer entered into a second amendment to the credit agreement, dated as of November 14, 2014, as amended by the first amendment, dated as of March 9, 2015 (the "Second Amendment to the 2014 Third Party Credit Agreement"), with Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent, to amend the credit agreement to, among other things, (i) extend the maturity date from November 1, 2017 to November 1, 2018, (ii) only permit voluntary prepayments prior to November 1, 2017 as required or permitted by the Amended and Restated Reimbursement Agreement, and (iii) include a guarantee from CME BV.  In connection with the Second Amendment to the 2014 Third Party Credit Agreement, CME will enter into unsecured interest rate hedge arrangements (the "2014 Extension Hedges") to protect CME from changes in EURIBOR during the term of the one year maturity extension with respect to 100% of the principal amount of the 2014 Term Loan.  Time Warner will guarantee, on an unconditional unsecured basis, CME's obligations under the 2014 Extension Hedges (the "2014 Extension Hedges Guarantee"), and Historic TW will guarantee, on an unconditional unsecured basis, Time Warner's obligations under the 2014 Extension Hedges Guarantee.  In addition, HBO and Turner will guarantee, on an unconditional unsecured basis, Historic TW's obligations under its guarantee.

First Amendment to 2015 Third Party Credit Agreement

On February 19, 2016, the Issuer entered into a first amendment to the credit agreement, dated as of September 30, 2015 (the "First Amendment to the 2015 Third Party Credit Agreement"), with Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent, to amend the credit agreement to, among other things, include a guarantee from CME BV.

The Second Amendment to the 2014 Third Party Credit Agreement and the First Amendment to the 2015 Third Party Credit Agreement will become effective in April 2016 when the 2016 Term Loan is made.

Amendment and Restatement of Revolving Loan Facility Credit Agreement

On February 19, 2016, the Issuer entered into an amendment and restatement agreement, dated as of February 19, 2016, between the Issuer and Time Warner, as administrative agent and lender, to amend and restate the revolving loan facility credit agreement, dated as of  May 2, 2014, as amended and restated as of November 14, 2014 (the "Amended and Restated Revolving Credit Agreement"), with Time Warner to, among other things, (i) extend the maturity date from December 1, 2017 to the 2016 Maturity Date, (ii) decrease the Time Warner commitment from $115.0 million to $50.0 million effective as of January 1, 2018, (iii) change the applicable interest rate margin for loans made thereunder from a fixed 9.0% per annum with respect to Eurodollar Loans (as defined therein) and from a fixed 8.0% with respect to ABR Loans (as defined therein) to a margin per annum determined by the Issuer's net leverage (subject to increase upon a Change of Control of the Issuer as described below), and require interest to be paid by the Issuer partly in cash and, at the election of the Issuer, the remainder in cash or in kind,  (iv) extend and reset the financial covenants through the 2016 Maturity Date, (v) amend the change of control definition to include a trigger if Time Warner or its affiliates cease for any reason to own at least a 35% economic interest in the Issuer on a fully-diluted basis (as amended, a "Change of Control"), (vi) provide that immediately following a Change of Control, the commitments under the Amended and Restated Revolving Credit Agreement will terminate, (vii) provide that beginning with the date that is 180 days following a Change of Control, any outstanding loans will incur interest at a fixed margin equal to 12% per annum with respect to Eurodollar Loans and 11% per annum with respect to ABR Loans, and (viii) amend the "Permitted Refinancing Indebtedness" definition to (w) permit the refinancing of all, but not less than all, of the loans outstanding under any of the 2014 Third Party Credit Agreement and the 2015 Third Party Credit Agreement, and the refinancing of a portion at least equal to 50% of the loans outstanding under the 2016 Third Party Credit Agreement (other than following the occurrence of a Change of Control, in which case partial refinancing in any amount of any of the 2014 Third Party Credit Agreement, the 2015 Third Party Credit Agreement and the 2016 Third Party Credit Agreement is permitted), so long as the Issuer (A) first prepays or refinances all, but not less than all, of the loans outstanding under the Amended and Restated Revolving Credit Agreement and terminates the commitments thereunder and (B) pays Time Warner all accrued premiums, expenses and fees, including any guarantee fees under the Amended and Restated Reimbursement Agreement, accrued or incurred in connection with the 2014 Third Party Credit Agreement, the 2015 Third Party Credit Agreement or the 2016 Third Party Credit Agreement, as applicable, or portion thereof being refinanced, (x) include a requirement that the terms and conditions of any such refinanced indebtedness (taken as a whole) are no more restrictive to the Issuer and its subsidiaries than those of the Amended and Restated Reimbursement Agreement and those of the underling indebtedness being refinanced, and (y) provide that in the case of any such proposed refinancing, Time Warner will have a right of first refusal regarding such proposal. The Amended and Restated Revolving Credit Agreement will become effective in April 2016 when the 2016 Term Loan is made.

Amendment and Restatement of Reimbursement Agreement and Intercreditor Agreement

On February 19, 2016, the Issuer entered into an amended and restated reimbursement agreement (the "Amended and Restated Reimbursement Agreement") with CME BV and Time Warner to, among other things, (i) add the guarantee fee payment provisions for the 2016 Term Loan described above, (ii) extend and reset the financial covenants through the 2016 Maturity Date, (iii) add a covenant requiring that any proceeds (subject to customary exceptions) from issuances of equity securities (in addition to the current covenant governing specified asset sales and insurance condemnation proceeds) be applied to repay indebtedness in the order specified in the Amended and Restated Reimbursement Agreement, (iv) amend the change of control definition to so that it is the same as the definition of a  "Change of Control" in  the Amended and Restated Revolving Credit Agreement, (v) include a requirement that beginning with the date that is 180 days following a Change of Control, the guarantee fees payable in connection with the 2014 Term Loan and 2016 Term Loan be increased to 11.0% and 13.0% per annum, respectively, in each case minus the  interest rate under the 2014 Term Loan or 2016 Term Loan, as applicable, (vi) add a provision permitting voluntary prepayments of the 2014 Third Party Credit Agreement and/or the 2016

Third Party Credit Agreement at any time (x) following a Change of Control, (y) the Issuer's net leverage ratio is lower than the level specified in the Amended and Restated Reimbursement Agreement for two consecutive fiscal quarters and (z) within the 12 month period preceding the relevant maturity date and (vii) amend the "Permitted Refinancing Indebtedness" definition to make the same corresponding changes as those described under the Amended and Restated Revolving Credit Agreement above.  In addition, pursuant to the Amended and Restated Reimbursement Agreement, the Issuer is obligated to reimburse Time Warner for any payments made in respect of (i) the 2016 Guarantee, (ii) the 2016 Hedge Guarantee, (iii) the purchase price paid by Time Warner or one of its affiliates to purchase outstanding loan amounts under the 2016 Term Loan, and (iv) any payments made by Time Warner on behalf of CME BV under the 2016 Term Loan.  The Amended and Restated Reimbursement Agreement contains restrictive and financial covenants and events of default substantially similar to the Reimbursement Agreement.
All of the foregoing obligations of the Issuer under the Amended and Restated Reimbursement Agreement are secured by existing collateral of the Issuer on the same basis as the Amended and Restated Revolving Credit Agreement.  Central European Media Enterprises N.V., a wholly owned subsidiary of the Issuer ("CME NV"), and CME BV have guaranteed the Issuer's obligations under the Amended and Restated Reimbursement Agreement.  The shares of capital stock of CME NV and CME BV have been pledged as security for the Issuer's obligations under the Amended and Restated Reimbursement Agreement.  The Issuer's intercreditor agreement originally dated July 21, 2006 among the Issuer, CME NV, CME BV, Time Warner and the other parties thereto was amended and restated in connection with the Deed of Amendment dated February 19, 2016 (the "Deed of Amendment") (as amended and restated by the Deed of Amendment, the "Amended and Restated Intercreditor Agreement"), in order to make such shares subject to the Amended and Restated Intercreditor Agreement.

The foregoing descriptions of the 2016 Third Party Credit Agreement, the Second Amendment to the 2014 Third Party Credit Agreement, the First Amendment to the 2015 Third Party Credit Agreement, the Amended and Restated Revolving Credit Agreement, the Amended and Restated Reimbursement Agreement and the Amended and Restated Intercreditor Agreement do not purport to be complete and are qualified in their entirety by reference to the 2016 Third Party Credit Agreement, which is attached to this Amendment No. 19 as Exhibit 99.40, the Second Amendment to the 2014 Third Party Credit Agreement, which is attached to this Amendment No. 19 as Exhibit 99.41, the First Amendment to the 2015 Third Party Credit Agreement, which is attached to this Amendment No. 19 as Exhibit 99.42, the Amended and Restated Revolving Credit Agreement, which is attached to this Amendment No. 19 as Exhibit 99.43, the Amended and Restated Reimbursement Agreement, which is attached to this Amendment No. 19 as Exhibit 99.44, and the Amended and Restated Intercreditor Agreement, which is attached to this Amendment No. 19 as Exhibit 99.45, and in each case, are incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits
Exhibit	Description

99.40
Credit Agreement, dated as of February 19, 2016, among CME Media Enterprises B.V., as borrower, Central European Media Enterprises Ltd., as CME guarantor, Time Warner Inc., as guarantor, the several banks and other financial institutions from time to time parties thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

99.41	Second Amendment, dated as of February 19, 2016, to the Credit Agreement, dated as of November 14, 2014, as amended by the First Amendment, dated as of March 9, 2015, among Central European Media Enterprises Ltd., as borrower, Time Warner Inc., as guarantor, the several banks and other financial institutions from time to time party thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

99.42
First Amendment,  dated as of February 19, 2016, to the Credit Agreement, dated as of September 30, 2015, among  Central European Media Enterprises Ltd., as borrower, Time Warner Inc., as guarantor, the several banks and other financial institutions from time to time party thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

99.43
Amendment and Restatement Agreement in respect of the Amended and Restated Revolving Loan Facility Credit Agreement, dated as of May 2, 2014, as amended and restated as of November 14, 2014 and as further amended and restated as of February 19, 2016, among Central European Media Enterprises Ltd., as borrower, the lenders party thereto from time to time and Time Warner Inc., as administrative agent (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

99.44
Amended and Restated Reimbursement Agreement, dated as of November 14, 2014, as amended and restated as of February 19, 2016, among Central European Media Enterprises Ltd., CME Media Enterprises B.V., and Time Warner Inc. as CME credit guarantor (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

99.45
Amended and Restated Intercreditor Agreement, dated as of July 21, 2006, as amended and restated in connection with that Deed of Amendment, dated February 19, 2016, among Central European Media Enterprises Ltd., Time Warner Inc. and the other parties thereto (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on February 22, 2016)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2016

TIME WARNER INC.

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International & Corporate Strategy

TW MEDIA HOLDINGS LLC

By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Stephen N. Kapner
Name: Stephen N. Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, NY 10019. Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157

William P. Barr	Former Attorney General of the United States	N/A

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer, Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067

Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany

Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036

Carlos M. Gutierrez	Chair, Albright Stonebridge Group (global strategy firm)	601 Thirteenth Street, NW 10th Floor Washington, DC 20005

Fred Hassan	Partner and Managing Director, Warburg Pincus LLC (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 39th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	Main Street Advisors, Inc. 3110 Main Street, Suite 310 Santa Monica, CA 90405

Deborah C. Wright	Senior Fellow in the Economic Opportunity and Assets Division, the Ford Foundation (non-profit organization) and Non-Executive Chairman, Carver Bancorp, Inc. (banking)	Ford Foundation 320 East 43rd Street New York, NY 10017

____________________
* Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
* Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 Avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Manuel Urrutia**	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Time Warner Inc.

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* Citizen of France
** Citizen of Colombia